                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   ________
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                       PhyAmerica Physician Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   71940A101
--------------------------------------------------------------------------------
                                (CUSIP Number)

                             Steven M. Scott, M.D.
                     c/o PhyAmerica Physician Group, Inc.
                             2828 Croasdaile Drive
                         Durham, North Carolina 27705
                                (919) 383-0355
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                With copies to:

                               Robert A. Singer
                           Brooks, Pierce, McLendon,
                          Humphrey & Leonard, L.L.P.
                                  Suite 2000
                               Renaissance Plaza
                               230 N. Elm Street
                       Greensboro, North Carolina 27401
                                 (336)373-8850

                               October 15, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 71940A101


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steven M. Scott, M.D.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                        [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          22,637,283 Common Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          22,782,383 Common Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      22,782,383 Common Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      52.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Scott Medical Partners, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                        [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Tennessee
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,434,977 Common Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,434,977 Common Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,434,977 Common Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Signal Fund, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                        [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Tennessee
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          815,000 Common Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 Common Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          815,000 Common Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      815,000 Common Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Steven M. Scott Family Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                        [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Tennessee
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          390,666 Common Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 Common Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          535,766 Common Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Common Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      535,766 Common Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Doctors Health Plan, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                        [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      North Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,500,000 Common Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 Common Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,500,000 Common Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Common Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,500,000 Common Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Scott Family Foundation, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                        [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Florida
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          39,110 Common Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 Common Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          39,110 Common Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Common Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      39,110 Common Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      S&W Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                        [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Tennessee
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          119,143 Common Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 Common Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          119,143 Common Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Common Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      119,143 Common Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Scott Group, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                        [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      North Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 Common Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 Common Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 Common Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Common Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0 Common Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      American Alliance Holding Company
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                        [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      North Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,703,334 Common Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 Common Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,703,334 Common Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Common Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,703,334 Common Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PhyAmerica Acquisition Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                        [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      North Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 Common Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 Common Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 Common Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Common Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0 Common Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

     This statement amends and supplements the Schedule 13D relating to the beneficial ownership of Common Stock, par value $.01 per share (the "Common
                                                                     ------
Stock") of PhyAmerica Physician Group, Inc., previously known as Coastal
-----
Physician Group, Inc., a Delaware corporation with principal offices located at 2828 Croasdaile Drive, Durham, North Carolina 27705 (the "Issuer"), filed
                                                          ------
jointly with the Securities and Exchange Commission by and on behalf of Steven
M. Scott, M.D. ("Dr. Scott") and various entities which may be deemed to be
                 ---------
controlled by Dr. Scott. Amendment No. 1 to the Joint Filing Agreement is attached hereto as Exhibit 3 with respect to the filing parties. A Merger
                   ---------
Agreement between certain of the filing parties and the Issuer is attached hereto as Exhibit 4. Except as disclosed herein, there has been no change in the
          ---------
information previously reported on Schedule 13D.

Item 2 is amended to add the following paragraphs:

Item 2. Identity and Background

     The Scott Group, Inc. (the "Scott Group") is a corporation organized under
                                 -----------
the laws of North Carolina. Dr. Scott is a director and the President and Treasurer. Drew A. Joyce is the Secretary. The principal business address of the Scott Group is 2828 Croasdaile Drive, Durham, North Carolina 27705.

     PhyAmerica Acquisition Corporation ("Acquisition Corporation") is a
                                          -----------------------
corporation organized under the laws of North Carolina and is a wholly-owned subsidiary of the Scott Group. Dr. Scott is a director and the President and Treasurer. Drew A. Joyce is the Secretary. Its principal place of business is 2828 Croasdaile Drive, Durham, North Carolina 27705.

     The Scott Group and Acquisition Corporation were formed for the purpose of effecting the merger as described below in Item 4.

     None of the officers or directors of the Scott Group or Acquisition Corporation were, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     American Alliance Holding Company ("American Alliance") is a corporation
                                         -----------------
organized under the laws of North Carolina. Dr. Scott is a director and President. Anita Wegner is the Secretary. The principal business address of American Alliance is 2828 Croasdaile Drive, Durham, North Carolina 27705. American Alliance is a holding company of a real estate subsidiary that owns the headquarters of the Issuer.

     None of the officers or the director of American Alliance were, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended and restated in its entirety to include the following:

Item 3. Source and Amount of Funds or Other Considerations.

     American Alliance acquired its shares of Common Stock through capital contributions of its sole shareholder.

Item 4 is hereby amended and restated in its entirety to include the following:

Item 4. Purpose of Transaction

     Dr. Scott and each of the entities that are reporting persons hereunder, other than the Scott Group and Acquisition Corporation, (the "Participants"),
                                                              ------------
hold shares of the Common Stock. The Participants have agreed to contribute their shares to the Scott Group, a company controlled by Dr. Scott and formed by Dr. Scott and his affiliates to hold their current shares of the Issuer and in return, the Participants will receive shares of the Scott Group pursuant to a written agreement to be finalized and executed (a "Contribution Agreement"). The
                                                   ----------------------
contribution of shares will be made in connection with a "going private transaction" pursuant to which the Issuer will be merged with Acquisition Corporation, a wholly-owned subsidiary of the Scott Group, and each share of the Common Stock (other than shares held by stockholders who have properly perfected their appraisal rights) will be converted into the right to receive $0.15 in cash (the "Proposed Transaction"). Consummation of the Proposed Transaction will
           --------------------
result in the Issuer being wholly-owned by the Scott Group. On October 15, 2001, the Scott Group and Acquisition Corporation (collectively "Buyer") entered into
                                                           -----
an Agreement of Merger and related Plan of Merger with the Issuer pursuant to which Acquisition Corporation will be merged with and into the Issuer and each outstanding share of Common Stock (other than shares held by stockholders who have properly perfected their appraisal rights) will be converted into the right to receive $0.15 in cash (the "Merger Agreement"). The Merger Agreement is
                               ----------------
attached hereto as Exhibit 4, and any description thereof is qualified in its
                   ---------
entirety by reference thereto. The Merger Agreement, and the transactions contemplated thereby, are subject to the approval of the Issuer's shareholders.

     The Merger Agreement, if consummated, contemplates that the Issuer will become a wholly-owned subsidiary of the Scott Group in a transaction which would result in the termination of the registration of the Common Stock under Section 12(g)(4) of the Act and the cessation of quotations of the Common Stock on the OTC Bulletin Board. Except as set forth herein, the reporting persons have no other plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of Item 4.

Item 5 is amended to add the following paragraphs:

Item 5. Interest in Securities of the Issuer

     (a)-(b) The Scott Group and Acquisition Corporation do not beneficially own any issued and outstanding shares of Common Stock and likewise, do not have the power to vote shares of the Common Stock. American Alliance is the record owner of 1,703,334 shares of Common Stock, and has sole power to vote and dispose of such shares.

Item 6 is hereby amended and restated in its entirety to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to
             Securities of the Issuer

     On October 25, 2001, the Participants (which includes American Alliance), the Scott Group and Acquisition Corporation entered into Amendment No. 1 to the Joint Filing Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

     As described above in Item 4, the Participants have agreed to contribute their outstanding shares of Common Stock to the Scott Group in return for an ownership interest in the Scott Group pursuant to a Contribution Agreement. The Scott Group and Acquisition Corporation have entered into the Merger Agreement with the Issuer to acquire all of the outstanding Common Stock. The Merger Agreement is filed as an exhibit to this Schedule 13D and incorporated herein by reference.


Item 7. Material to Be Filed as Exhibits

        Exhibit 1: Joint Filing Agreement of Steven M. Scott, M.D., Scott Medical Partners, LLC, The Signal Fund, L.P., The Steven M. Scott Family Limited Partnership, Doctors Health Plan, Inc., The Scott Family Foundation, Inc., and S&WLP, pursuant to Rule 13d-1(f) (previously filed).

        Exhibit 2: Certificate of Designations, Preferences, and Rights of Series D Convertible Preferred Stock of Coastal Physician Group, Inc. (previously filed).

        Exhibit 3: Amendment No. 1 to Joint Filing Agreement between Steven M. Scott, M.D., Scott Medical Partners, LLC, The Signal Fund, L.P., The Steven M. Scott Family Limited Partnership, Doctors Health Plan, Inc., The Scott Family Foundation, Inc., S&WLP, the Scott Group, Inc., PhyAmerica Acquisition Corporation, and American Alliance Holding Company.

        Exhibit 4: Agreement of Merger By and Among PhyAmerica Physician Group, Inc., Scott Group, Inc., and PhyAmerica Acquisition Corporation, dated as of October 15, 2001.

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2001


                                       _______________________________________
                                       Steven M. Scott, M.D.

                                       SCOTT MEDICAL PARTNERS, LLC

                                       By: __________________________________
                                       Bertram E. Walls, M.D.
                                       Title: Manager

                                       THE SIGNAL FUND, L.P.

                                       By: __________________________________
                                       Bertram E. Walls, M.D.
                                       Title: General Partner

                                       THE STEVEN M. SCOTT FAMILY LIMITED
                                       PARTNERSHIP

                                       By: __________________________________
                                       Steven M. Scott, M.D.
                                       Title: General Partner

                                       DOCTORS HEALTH PLAN, INC.

                                       By: __________________________________
                                       Steven M. Scott, M.D.
                                       Title: Chief Executive Officer

                                       THE SCOTT FAMILY FOUNDATION, INC.

                                       By: __________________________________
                                       Steven M. Scott, M.D.
                                       Title: President

                                       S&W LIMITED PARTNERSHIP

                                       By: __________________________________
                                       Bertram E. Walls, M.D.
                                       Title: General Partner

                                       SCOTT GROUP, INC.

                                       By: __________________________________
                                       Steven M. Scott, M.D.
                                       Title: President

                                       PHYAMERICA ACQUISITION CORPORATION

                                       By: __________________________________
                                       Steven M. Scott, M.D.
                                       Title: President

                                       AMERICAN ALLIANCE HOLDING COMPANY

                                       By: __________________________________
                                       Steven M. Scott, M.D.
                                       Title: President